# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BGC Group, Inc., CIK 0001094831
CUSIP: 088929104
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 499 PARK AVENUE, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 02/18/2025
Amends the filing with accession number 0001193125-08-090546
Filed by CIK 0001024896
Persons authorized to receive notices and communications: Stephen M. Merkel, Esq., Cantor Fitzgerald, L.P., 499 Park Avenue, New York, New York (NY), 10022, (212) 610-2200

## Reporting persons
- Cantor Fitzgerald, L.P. (CIK 0001024896): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 93,340,477; sole dispositive power 0; shared dispositive power 93,340,477; aggregate amount beneficially owned 93,340,477 (20% of the class)
- CF Group Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 96,313,001; sole dispositive power 0; shared dispositive power 96,313,001; aggregate amount beneficially owned 96,313,001 (20.5% of the class)
- Howard W. Lutnick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 26,017,697; shared voting power 100,870,015; sole dispositive power 26,017,697; shared dispositive power 100,870,015; aggregate amount beneficially owned 126,887,712 (26.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: BGC Group, Inc.
Address of issuer's principal executive offices: 499 PARK AVENUE, NEW YORK, New York (NY), 10022
Comment:
This Amendment No. 18 (this "Amendment") amends the Schedule 13D, dated April 1, 2008 (the "Original 13D"), subsequently amended by Amendment No. 1 to the Original 13D, dated June 10, 2008 ("Amendment No. 1"), Amendment No. 2 to the Original 13D, dated December 1, 2008 ("Amendment No. 2"), Amendment No. 3 to the Original 13D, dated January 30, 2009 ("Amendment No. 3"), Amendment No. 4 to the Original 13D, dated May 7, 2009 ("Amendment No. 4"), Amendment No. 5 to the Original 13D, dated August 3, 2009 ("Amendment No. 5"), Amendment No. 6 to the Original 13D, dated November 3, 2009 ("Amendment No. 6"), Amendment No. 7 to the Original 13D, dated April 1, 2010 ("Amendment No. 7"), Amendment No. 8 to the Original 13D, dated February 17, 2011 ("Amendment No. 8"), Amendment No. 9 to the Original 13D, dated January 16, 2013 ("Amendment No. 9"), Amendment No. 10 to the Original 13D, dated July 2, 2015 ("Amendment No. 10"), Amendment No. 11 to the Original 13D, dated December 23, 2016 ("Amendment No. 11"), Amendment No. 12 to the Original 13D, dated May 25, 2018 ("Amendment No. 12"), Amendment No. 13 to the Original 13D, dated November 23, 2018 ("Amendment No. 13"), Amendment No. 14 to the Original 13D, dated November 16, 2022 ("Amendment No. 14"), Amendment No. 15 to the Original 13D, dated May 26, 2023 ("Amendment No. 15"), Amendment No. 16 to the Original 13D, dated July 12, 2023 ("Amendment No. 16"), and Amendment No. 17 to the Original 13D, dated November 21, 2024 ("Amendment No. 17") filed by Cantor Fitzgerald, L.P., a Delaware limited partnership ("CFLP"), CF Group Management, Inc., a New York corporation ("CFGM"), and Howard W. Lutnick (together with CFLP and CFGM, the "Reporting Persons"). Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, or Amendment No. 17 as the case may be.

Unless otherwise noted, the terms "Class A Common Stock" and "Class B Common Stock" refer to the Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share, respectively, of BGC Group, Inc., a Delaware corporation ("BGC," "BGC Group" or the "Company"), and the term "Common Stock" refers to the Class A Common Stock and the Class B Common Stock, collectively.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and supplemented as follows:

Mr. Brandon Lutnick's principal occupation is serving as an Executive at CFLP. His principal place of business address is 499 Park Avenue, New York, New York 10022. During the last five years, Mr. Brandon Lutnick has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a United States citizen.

Mr. Kyle Lutnick's principal occupation is serving as an Executive at CFLP. His principal place of business address is 125 Park Avenue, New York, New York 10017. During the last five years, Mr. Kyle Lutnick has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a United States citizen.

Item 2(a) is hereby amended and supplemented with the information in Item 4 regarding the Reporting Persons and other persons for whom disclosure is required pursuant to Instruction C to Schedule 13D responsive to this Item 2(a), which is incorporated by reference herein.
Residence or business address: Item 2(b) is hereby amended and supplemented with the information in Item 2(a) responsive to this Item 2(b), which is incorporated by reference herein.
Present principal occupation or employment: Item 2(c) is hereby amended and supplemented with the information in Item 2(a) responsive to this Item 2(c), which is incorporated by reference herein.
Criminal convictions in the last five years: Item 2(d) is hereby amended and supplemented with the information in Item 2(a) responsive to this Item 2(d), which is incorporated by reference herein.
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated as follows:

Except as set forth in Schedule A hereto, which is incorporated herein, during the last five (5) years, no Reporting Person or any other person for whom information is required to be disclosed pursuant to Instruction C to Schedule 13D has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Item 2(f) is hereby amended and supplemented with the information in Item 2(a) responsive to this Item 2(f), which is incorporated by reference herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not Applicable

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by updating previously reported information with respect to the following item:

On February 18, 2025, Howard Lutnick informed the Company that he has stepped down as Chairman of the Board of Directors and Chief Executive Officer of the Company, effective February 18, 2025, as a result of his confirmation by the United States Senate as the 41st Secretary of Commerce. Additionally, effective February 18, 2025, Howard Lutnick stepped down from his executive and/or managerial positions with CFLP and CFGM. As previously disclosed, Howard Lutnick has agreed to divest his interests in BGC, CFLP and CFGM to comply with U.S. government ethics rules and does not expect any arrangement which involves selling shares on the open market. Until such interests are divested, Howard Lutnick retains shared voting and dispositive power over securities held by CFLP and CFGM as described in Item 5 below, which is incorporated by reference herein.

On February 18, 2025, Brandon Lutnick was appointed as a Director of the Company, as Chief Executive Officer and Chairman of CFLP, and as Chief Executive Officer of CFGM.

On February 18, 2025, Kyle Lutnick was appointed as Executive Vice Chairman of CFLP and as President of CFGM.

On February 18, 2025, Stephen Merkel was appointed as a Director of the Company and as Chairman of the Board of Directors.

On February 18, 2025, the Board of Directors of the Company appointed John Abularrage, Jean-Pierre Aubin, and Sean Windeatt as Co-Chief Executive Officers of the Company and as Principal Executive Officers of the Company.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to BGC Group and reserve the right to develop such plans or proposals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

The information set forth in this Item 5 is based upon an aggregate of 373,225,846 shares of Class A Common Stock outstanding as of February 10, 2025, which, as of the same date, reflects the effect of all exchanges, dispositions, or other transactions reported in the public filings of BGC Group and/or in Section 16(a) reports of the relevant persons since the filing of Amendment No. 17.

CFLP is the beneficial owner of, and has shared voting and dispositive power with respect to 93,340,477 shares of Class A Common Stock acquirable upon conversion of 93,340,477 shares of Class B Common Stock held by it. CFLP shares voting and dispositive power over these shares of Class A Common Stock with CFGM, its Managing General Partner, and with Mr. Howard Lutnick, who is the trustee of an entity that is the sole shareholder of CFGM.

CFGM is the beneficial owner of, and has shared voting and dispositive power with respect to (i) 2,972,524 shares of Class A Common Stock acquirable upon conversion of 2,972,524 shares of Class B Common Stock held by it, and (ii) 93,340,477 shares of Class A Common Stock beneficially owned by CFLP and referred to above, consisting of 93,340,477 shares of Class A Common Stock acquirable upon conversion of 93,340,477 shares of Class B Common Stock held by CFLP.

Mr. Howard Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 8,973,721 shares of Class A Common Stock acquirable upon conversion of 8,973,721 shares of Class B Common Stock held directly, (ii) 9,096,761 shares of Class A Common Stock held in Mr. Howard Lutnick's personal asset trust, of which he is the sole trustee, (iii) 5,616,612 shares of Class A Common Stock held directly, (iv) 1,392,821 shares of Class A Common Stock held in Mr. Howard Lutnick's GRAT IV account, of which he is the sole trustee, (v) 610,518 shares of Class A Common Stock held in Mr. Howard Lutnick's 401(k) account (as of February 3, 2025), (vi) 292,418 shares of Class A Common Stock held in a Keogh retirement account, and (viii) 34,846 shares of Class A Common Stock held in certain of Mr. Howard Lutnick's retirement accounts.

On February 18, 2025, Mr. Howard Lutnick stepped down from his executive and/or managerial positions with CFLP, CFGM, and with KBCR and the LLC Holder (each as defined below). Mr. Howard Lutnick retains shared voting and dispositive power over securities held by these entities. Mr. Howard Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to:

(a) 1,620,109 shares of Class A Common Stock held in various trust, holding entity, retirement and custodial accounts consisting of (i) 1,610,182 shares of Class A Common Stock acquirable upon conversion of 1,610,182 shares of Class B Common Stock held by a limited liability company (the "LLC Holder") of which Mr. Howard Lutnick is the sole voting member through a trust, (ii) 8,888 shares of Class A Common Stock held by the Howard W. Lutnick Family Trust, of which he is sole trustee and (iii) 1,039 shares of Class A Common Stock held in other retirement accounts for the benefit of Mr. Howard Lutnick's spouse;

(b) 93,340,477 shares of Class A Common Stock acquirable upon conversion of 93,340,477 shares of Class B Common Stock held by CFLP and referred to above, and 2,972,524 shares of Class A Common Stock acquirable upon conversion of 2,972,524 shares of Class B Common Stock held by CFGM and referred to above;

(c) 600,938 shares of Class A Common Stock owned of record by KBCR Management Partners, LLC, a Delaware limited liability company ("KBCR"), which is a non-managing General Partner of CFLP, of which Mr. Howard Lutnick is the sole voting member through a trust; and

(d) 2,335,967 shares of Class A Common Stock acquirable upon conversion of 2,335,967 shares of Class B Common Stock held by KBCR.

On February 18, 2025, Mr. Howard Lutnick stepped down as trustee from various trusts for the benefit of his family and descendants, and from LFA, a Delaware limited liability company ("LFA"). As a result, Mr. Lutnick no longer retains shared voting and dispositive power over securities held by these entities as previously reported.

KBCR is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 600,938 shares of Class A Common Stock owned of record by it, and (ii) 2,335,967 shares of Class A Common Stock acquirable upon conversion of 2,335,967 shares of Class B Common Stock owned of record by it.

Mr. Brandon Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 8,758 shares held in a custodial account for his benefit under the Uniform Gifts to Minors Act. In addition, Mr. Brandon Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to:

(a) 1,610,182 shares of Class A Common Stock acquirable upon conversion of 1,610,182 shares of Class B Common Stock held by the LLC Holder, through Mr. Brandon Lutnick's position as manager of the LLC Holder;

(b) 792,598 shares of Class A Common Stock held by various trust accounts for the benefit of the descendants of Mr. Howard Lutnick and his immediate family, through Mr. Brandon Lutnick's position as trustee with decision making control;

(c) 530,540 shares of Class A Common Stock held by various trust accounts for the benefit of members of Mr. Howard Lutnick's immediate family, through Mr. Brandon Lutnick's position as trustee with decision making control;

(d) 600,938 shares of Class A Common Stock owned of record by KBCR through Mr. Brandon Lutnick's position as manager of KBCR;

(e) 2,335,967 shares of Class A Common Stock acquirable upon conversion of 2,335,967 shares of Class B Common Stock held by KBCR;

(f) 173,035 shares of Class A Common Stock acquirable upon conversion of 173,035 shares of Class B Common Stock held by LFA, through Mr. Brandon Lutnick's position as manager of LFA; and

(g) 50,240 shares of Class A Common Stock owned by LFA.

Mr. Kyle Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to 11,799 shares held in a custodial account for his benefit under the Uniform Gifts to Minors Act.

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 456,472 shares of Class A Common Stock, comprised of (i) 321,553 shares of Class A Common Stock held by her, (ii) 30,588 shares of Class A Common Stock held in her individual retirement accounts, (iii) 55,137 shares of Class A Common Stock held in Ms. Edith Lutnick's 401(k) account (as of February 3, 2025), (iv) 2,147 shares of Class A Common Stock held in a trust account where she is the sole beneficiary, and 47,047 shares of Class A Common Stock acquirable upon conversion of 47,047 shares of Class B Common Stock held directly. In addition, Ms. Edith Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, 186,076 shares of Class A Common Stock, comprised of (i) 39,093 shares of Class A Common Stock held by LFA, attributable to her as holder of the majority of the units of LFA, and (ii) 146,983 shares of Class A Common Stock acquirable upon conversion of 146,983 shares of Class B Common Stock held by LFA.

Mr. Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, 54,836 shares of Class A Common Stock, comprised of (i) 9,618 shares of Class A Common Stock held in his individual account, and (ii) 45,218 shares of Class A Common Stock held in Mr. Merkel's 401(k) account (as of February 3, 2025). In addition, Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to, 6,258 shares of Class A Common Stock held in trusts for the benefit of Mr. Merkel's immediate family, of which Mr. Merkel's spouse is the sole trustee.

Mr. Salinas does not beneficially own any shares of Class A Common Stock.

On February 18, 2025, Mr. Stuart Fraser and Ms. Allison Lutnick resigned from their executive and/or managerial positions at CFGM and disclosure regarding them is no longer required pursuant to Instruction C to Schedule 13D.

As previously reported, CFLP has pledged to Bank of America, N.A., pursuant to a Put and Pledge Agreement, dated as of June 21, 2017 and as most recently amended and restated effective October 5, 2023 with such modifications thereto as necessary to reflect BGC Group's corporate conversion, 10,000,000 shares of Class A Common Stock in connection with a loan program established for certain employees and partners of CFLP and its affiliates. On November 23, 2018, those Class A shares were converted into 10,000,000 shares of Class B Common Stock and remain pledged in connection with the partner loan program.

Number of shares and percent of Class A Common Stock beneficially owned by each of the Reporting Persons and the other persons listed below:

Number of Shares of Class A Common Stock:

Person Number of Shares

CFLP 93,340,477
CFGM 96,313,001
Mr. Howard Lutnick 126,887,712
KBCR 2,936,905
Mr. Merkel 61,094
Ms. Edith Lutnick 642,548
Mr. Brandon Lutnick 6,102,258
Mr. Kyle Lutnick 11,799
Mr. Salinas 0

Percent of Class A Common Stock:

Person Percentage

CFLP 20.0%
CFGM 20.5%
Mr. Howard Lutnick 26.3%
KBCR *
Mr. Merkel *
Ms. Edith Lutnick *
Mr. Brandon Lutnick 1.6%
Mr. Kyle Lutnick *
Mr. Salinas *

* less than 1%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares of Class A Common Stock beneficially owned as to which the Reporting Persons and each of the other persons listed below has:

(i) sole power to vote or direct the vote:

Person Number of Shares
CFLP 0
CFGM 0
Mr. Howard Lutnick 26,017,697
KBCR 0
Mr. Merkel 54,836
Ms. Edith Lutnick 456,472
Mr. Brandon Lutnick 8,758
Mr. Kyle Lutnick 11,799
Mr. Salinas 0

(ii) shared power to vote or direct the vote:

Person Number of Shares

CFLP 93,340,477
CFGM 96,313,001
Mr. Howard Lutnick 100,870,015
KBCR 2,936,905
Mr. Merkel 6,258
Ms. Edith Lutnick 186,076
Mr. Brandon Lutnick 6,093,500
Mr. Kyle Lutnick 0
Mr. Salinas 0

(iii) sole power to dispose or to direct the disposition:

Person Number of Shares

CFLP 0
CFGM 0
Mr. Howard Lutnick 26,017,697
KBCR 0
Mr. Merkel 54,836
Ms. Edith Lutnick 456,472
Mr. Brandon Lutnick 8,758
Mr. Kyle Lutnick 11,799
Mr. Salinas 0

(iv) shared power to dispose of or to direct the disposition:

Person Number of Shares

CFLP 93,340,477
CFGM 96,313,001
Mr. Howard Lutnick 100,870,015
KBCR 2,936,905
Mr. Merkel 6,258
Ms. Edith Lutnick 186,076
Mr. Brandon Lutnick 6,093,500
Mr. Kyle Lutnick 0
Mr. Salinas 0
Transactions in the class effected during the past sixty days: On February 5, 2025, BGC accelerated the vesting of 1,304,864 of Mr. Howard Lutnick's restricted stock units ("RSUs") granted under the BGC Group, Inc. Long Term Incentive Plan, which each represented a contingent right to receive one share of Class A Common Stock, delivered less 721,590 shares withheld by BGC for taxes at $9.38 per share, in the amount of 583,274 net shares. The acceleration of the vesting of the RSUs and the withholding of shares for taxes was approved by the Compensation Committee of BGC.
Other persons with the right to receive dividends or sale proceeds: The beneficiaries of the trusts for the benefit of Mr. Howard Lutnick and his family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by such trusts. The members of LFA have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by LFA. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by it. The beneficiaries of the trusts for the benefit of Mr. Merkel's immediate family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by each of them.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented with the information contained in Item 4 and Item 5 responsive hereto, which is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by adding the following:

Exhibit 65 Joint Filing Agreement, dated as of February 19, 2025, by and among the Reporting Persons

## Signatures
- Cantor Fitzgerald, L.P.: /s/ Howard W. Lutnick, Howard W. Lutnick/Authorized Signatory (02/19/2025)
- CF Group Management, Inc.: /s/ Howard W. Lutnick, Howard W. Lutnick/ Authorized Signatory (02/19/2025)
- Howard W. Lutnick: /s/ Howard W. Lutnick, Howard W. Lutnick/ Self (02/19/2025)